January 27, 2014

Ms. Catherine C. Gordon, Esq.
U.S. Securities and Exchange Commission
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Ms. Gordon:

On November 27, 2013, FSI Low Beta Absolute Return Fund (the “Fund”) filed an amendment to the Fund’s Registration Statement on Form N-2 (the “Registration Statement), which amendment constitutes Post Effective No. 1 to Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), accession number 0001193125-13-457213) (the “Amendment”).  The Amendment was filed to: (1) incorporate details regarding sub-advisory fee waiver arrangements; (2) identify Ultimus Fund Solutions, LLC ("Ultimus") as the Fund’s new administrator, fund accountant, transfer agent and provider of certain compliance services effective December 16, 2013, to identify new Fund officers resulting from such service change and to incorporate the form of services agreement between Ultimus and the Fund; (3) incorporate the Fund's financial statements for its initial fiscal year ended August 31, 2013;  (4) enhance the leadership disclosure response to Item 18.5 of Form N-2 and contained in the Statement of Additional Information; (5) add updated proxy voting procedures and code of ethics for Meritage Capital, LLC; and (6) incorporate certain other nonmaterial changes.

Following below is a summary of the comments provided by the staff of the U.S. Securities and Exchange Commission (“SEC”) via telephone on Thursday, December 26, 2013 regarding the Amendment and the Fund’s responses to the comments.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Amendment.

The Fund acknowledges that: (1) the SEC or the SEC staff, acting pursuant to delegated authority in declaring the Amendment to the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *           *           *

Ms. Catherine C. Gordon, Esq.
January 27, 2014

PROSPECTUS

1.         COMMENT:  On the cover page of the Prospectus, it states: The Fund’s investment objective is to seek attractive risk adjusted rates of return, “Alpha,” with a risk profile and volatility that is similar to that of the Barclays Capital Aggregate Bond Index.  In the Prospectus, include the following: (1) an explanation of what is meant by “attractive risk adjusted rates of return”; (2) a description of the Barclays Capital Aggregate Bond Index; and (3) a description of the risk profile and volatility of the Barclays Capital Aggregate Bond Index.

RESPONSE:  The requested information has been incorporated.  Please refer to Appendix A and the disclosure set forth in the section entitled “Prospectus Summary - Investment Policies” and to Appendix C and the disclosure set forth in the section entitled “Investment Information – Principal Investment Policies.”  The disclosure set forth in Appendix A replaces, in its entirety, the section entitled “Prospectus Summary – Investment Policies” contained in the Amendment.  The disclosure set forth in Appendix C replaces, in its entirety, the section entitled “Investment Information – Investment Policies” contained in the Amendment.

2.         COMMENT:  On page 2 of the Prospectus, it states:  “Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its exposure on any market downturn.”  Explain from what the Unitholder will be unable to reduce its exposure.

RESPONSE:  This disclosure has been updated to read as follows:  “Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its investment exposure to the Fund on any market downturn.”

3.         COMMENT:  In the “Prospectus Summary - Investment Policies” section, it states that the Fund may invest in U.S. Treasury futures and Barclays Capital Aggregate Bond Index futures.  Will the Fund directly invest in other types of derivatives as part of its principal investment strategies?  If so, identify those derivatives.  In addition, discuss the principal risks of investing in these other derivatives in the “Prospectus Summary – Principal Risks” section and in the “Certain Risk Factors”1 section consistent with the Staff’s guidance set forth in its June 30, 2010 letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies (“Derivatives Disclosure Guidance”).

RESPONSE:  At this time, the Fund only intends to directly invest in U.S. Treasuries futures to implement the Beta Exposure and consistent therewith we have deleted the reference to Barclays Capital Aggregate Bond Index futures.   Please refer to Appendix A and the disclosure set forth in the section entitled “Prospectus Summary – Investment Policies” and to Appendix C and the disclosure set forth in the section entitled “Investment Information – Principal Investment Policies.”  The disclosure set forth in Appendix A replaces, in its entirety, the section entitled “Prospectus Summary – Investment Policies” contained in the Amendment.  The disclosure set forth in Appendix C replaces, in its entirety, the sections entitled “Investment Information – Investment Policies” and “Investment Information – Investment Program” contained in the Amendment.

If the Fund’s intentions regarding direct investment in futures should change, the Fund, as appropriate, will add disclosure to identify these additional derivatives and their related investment risks consistent with the Derivatives Disclosure Guidance.

1  Consistent with the Staff’s comment 13 set forth below, the Fund has changed the name of the “Certain Risk Factors” section to “Principal Risks.”

Ms. Catherine C. Gordon, Esq.
January 27, 2014

4.         COMMENT:  Generally, revise the “Prospectus Summary – Investment Policies” section to more clearly articulate how the Fund’s assets will be invested.  Consider dividing the section into multiple sub-sections to discuss the specific investments to be made specifically in connection with the Alpha Engine, the Beta Exposure and the Buffer Account.  As part of this exercise, clarify how cash and cash equivalents will be used as part of the Fund’s overall principal investment strategies in addition to making the following specific updates:

(i)	The Fund may invest in hedge funds and funds of hedge funds. Explain what is meant by the terms “hedge funds” and “funds of hedge funds;”
(ii)
The Fund may use cash and cash equivalents to fund repurchase offers but the section does not provide an explanation of repurchase offers.  Briefly describe here the repurchase offers anticipated to be made by the Fund.

(iii)	Certain terms (e.g. “Hedge Fund Manager” and “Sub-Fund”) are used but are either not defined or are defined after their initial use. Define terms when they are first utilized.
(iv)
The disclosure states:  The Adviser will utilize other investment advisers (each a “Sub-Adviser” to manage a portion of the Fund’s assets invested in the Alpha Engine) and is responsible for allocating Fund assets between the Adviser and the Sub-Advisers (the “Allocated Assets”).  Clarify that the Adviser is responsible for allocating assets amongst itself and the Sub-Advisers.  Also, clarify whether the Adviser and each Sub-Adviser will be responsible for implementing the Beta Strategy or whether the Adviser, alone, will be responsible for implementing the Beta Strategy.

(v)
The disclosure states: “The Adviser may invest Allocated Assets in an Underlying Fund for which a Sub-Adviser serves as the Underlying Fund Manager.”  Clarify that the Adviser and a Sub-Adviser are not investing their respective Allocated Assets in the same Underlying Fund.

(vi)
The disclosure states:  “To address periods of market stress identified by the Adviser, the Adviser may use Allocated Assets to create exposure to the price movement (not total return) of a synthetic fixed income index (the “Beta Exposure”) by buying U.S. Treasury futures and Barclays Capital Aggregate Bond Index futures in a net notional amount (calculated at the time the most recent position is established) not to exceed the liquidation value of the Fund.” Explain what is meant by “market stress,” “synthetic fixed income index” and “net notional amount.”

(vii)
The disclosure states:  “To satisfy certain regulatory requirements applicable to the implementation of the Beta Exposure, the Adviser will utilize Allocated Assets to invest in high quality short-term fixed income securities, money market instruments, repurchase agreements and money market mutual funds, cash or cash equivalents to provide liquidity for the fluctuation of the value of the Beta Exposure, which is marked to market daily (the “Buffer Account”).”  Discuss the regulatory requirements applicable to the implementation of the Beta Exposure.

(viii)
The disclosure states: “As a Sub-Adviser to the Fund, Meritage Capital, LLC (“Meritage”) will invest in Underlying Funds whose assets, collectively, are invested across various asset classes and Underlying Fund Managers to pursue an investment strategy intended to deliver consistent risk-adjusted returns with low volatility and a low to moderate correlation to traditional markets.”  Consider deleting the reference to Allocated Assets being invested across Underlying Fund Managers - the Fund is investing in Underlying Funds that are managed by various Underlying Fund Managers.

(ix)
The disclosure states:  “As a Sub-Adviser to the Fund, Pluscios Management LLC (“Pluscios”) will construct a portfolio of various Underlying Funds with the objective of providing long-term growth and capital preservation across a variety of market cycles. Explain how this statement is consistent with the Fund’s objective of “seeking attractive risk adjusted rate of returns, “Alpha,” with a risk profile and volatility that is similar to that of the Barclays Capital Aggregate Bond Index.”

Ms. Catherine C. Gordon, Esq.
January 27, 2014

(x)
The disclosure states:  “Pluscios combines best in class managers and active, tactical allocation to these managers across strategy types, to create long-term, resilient portfolios that Pluscios believes are capable of providing top performance.”  Revise the clause “capable of providing top performance” to clarify that positive performance is not guaranteed.

(xi)	The disclosure states: “Pluscios focuses on absolute return by investing globally across strategies.” Explain “absolute return” to clarify that performance is not guaranteed.

RESPONSE:  The requested information and/or updates have been incorporated. Please refer to Appendix A and the disclosure set forth in the sections entitled “Prospectus Summary - Investment Policies” and “Prospectus Summary – Investment Process.”  The disclosure set forth in Appendix A replaces, in its entirety, the section entitled “Prospectus Summary – Investment Policies” contained in the Amendment.

5.         COMMENT:  In the “Prospectus Summary – Fees and Expenses” section, it states:  “The Adviser has contractually agreed to waive management fees and/or reimburse expenses to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses) to not more than 1.60% of the Fund’s average monthly net assets (“Expense Limit”) through December 31, 2014 (the "Adviser Waiver").”  Describe what types of expenses are included in “extraordinary expenses.”  Also, note that the duration of Adviser’s contractual waiver must be extended to a date no less than twelve months from the effective date of the Registration Statement if net expenses (after the effect of any such waiver) are to be include in the fee table set forth in the “Fund Expenses” section.

RESPONSE:  The disclosure has been updated to read as follows:  “The Adviser has contractually agreed to waive management fees and/or reimburse expenses to limit the Fund’s total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses  not incurred in the ordinary course of the Fund’s business) to not more than 1.60% of the Fund’s average monthly net assets (“Expense Limit”) through __________, 2015 (the “Adviser Waiver Agreement”).”

6.         COMMENT:  In the “Prospectus Summary – Fees and Expenses” section, it states:  “The Adviser provides portfolio management services to the Fund, subject to the general supervision of the Board, for a management fee, computed and accrued monthly, charged to the Fund at the annual rate of 1.11% of the Fund’s average monthly net assets, and pays any sub-advisory fees out of the fees it receives pursuant to the investment advisory agreement.”  Explain what is meant by “average monthly net assets.”

RESPONSE:  The disclosure has been updated to read as follows:  “Pursuant to the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser provides portfolio management services to the Fund, subject to the general supervision of the Board, for a management fee calculated at an annual rate equal to 1.11% of the Fund’s average annual monthly net assets (i.e., the average of the Fund’s net assets calculated as of the last business day of each month of the Fund’s fiscal year).”

Ms. Catherine C. Gordon, Esq.
January 27, 2014

7.         COMMENT:  In the “Prospectus Summary – Fees and Expenses” section, it states:  “The agreement to waive management fees and/or reimburse expenses may be terminated, after having been in effect for at least one (1) year, at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld.”  The agreement to waiver management fees and/or reimburse expenses can only be terminated by the Board.  Delete item (ii) from this disclosure.

RESPONSE: The requested deletion has been made.

8.         COMMENT:  In the Prospectus Summary – Fees and Expenses” section, it states:  “For its services pursuant to the Sub-Advisory Agreement, the Advisor (and not the Fund) will pay to Meritage an annual fee payable on a monthly basis at the annual rate of 0.75% of the Fund’s average monthly net assets allocated to Meritage for investment.” Explain what is meant by “average monthly net assets.”

RESPONSE:  The disclosure has been updated to read as follows: “For portfolio management services rendered to the Fund pursuant to the Sub-Advisory Agreement between the Fund, the Adviser and Meritage (the “Meritage Sub-Advisory Agreement”), the Adviser (and not the Fund) will pay to Meritage a fee calculated at an annual rate equal to 0.75% of the Fund’s average annual monthly net assets managed by Meritage (i.e., the average of Fund’s net assets managed by Meritage as of the last Business Day of each month of the Fund’s fiscal year).”

9.         COMMENT:  In the Prospectus Summary – Fees and Expenses” section, it states:  “For its services pursuant to the Sub-Advisory Agreement, the Advisor (and not the Fund) will pay to Pluscios an annual fee payable on a monthly basis at the annual rate of 0.87% of the Fund’s average monthly net assets allocated to Pluscios for investment.” Explain what is meant by “average monthly net assets.”

RESPONSE:  The disclosure has been updated to read as follows:  “For portfolio management services rendered to the Fund pursuant to the Sub-Advisory Agreement between the Fund, the Adviser and Pluscios (the “Pluscios Sub-Advisory Agreement”), the Adviser (and not the Fund) will pay to Pluscios a fee calculated at an annual rate equal to 0.87% of the Fund’s average annual monthly net assets managed by Pluscios (i.e., the averageof Fund net assets managed by Pluscios as of the last Business Day of each month of the Fund’s fiscal year.”

10.        COMMENT:  In the “Prospectus Summary – Tender Offers and Other Repurchases of Units by the Fund” state whether or not the Fund has initiated a tender offer for its Units.

RESPONSE:  The following disclosure has been added to the end of the initial paragraph of the “Prospectus Summary – Tender Offers and Other Repurchases of Units by the Fund” section:  “As of the date of this Prospectus, the Board has not authorized a tender offer.”  Also, this section has been renamed “Repurchase Offers and Other Repurchases of Units by the Fund.”

11.        COMMENT:  In the “Prospectus Summary – Principal Risks” section, include a summary of the principal risks of investing in the Fund in lieu of referencing prospective investors to the “Certain Risk Factors”2 section of the Prospectus.

2  Id.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

RESPONSE:  The requested information has been incorporated.  Please refer to Appendix B and the disclosure set forth in the section entitled “Prospectus Summary – Principal Risks.”  This disclosure replaces, in its entirety, the disclosure set forth in the section entitled “Prospectus Summary – Principal Risks” contained in the Amendment.

12.        COMMENT:  Generally, revise the “Investment Information – Investment Policies” section consistent with Comment 4, as applicable.  As part of this exercise, make the following specific updates:

(i)
In the “Investment Information – Investment Policies” section, it states:  “The Adviser or a Sub-Adviser may invest Fund assets hedge funds or hedge fund of funds that pursue a variety of alternative investment strategies, including in particular, different multi-strategy approaches.”  Explain what is meant by “alternative investment strategies.”  Also, consider whether the reference to “Fund assets” should be replaced by “their respective Allocated Assets.”  In this regard, review these sections to determine whether other references to “Fund assets” should be replaced by similar disclosure.

(ii)
In the “Investment Information – Investment Policies” section, it states:  “While the Adviser does not evaluate the merits of a Sub-Adviser’s individual investment decisions, it does monitor each Sub-Adviser’s investment performance and style consistency.”  Modify this disclosure or explain how this statement is consistent with the Adviser’s duty to supervise the Sub-Advisers.

(iii)
In the “Investment Information – Investment Policies” section, it states: “To determine if strategic adjustments to the Fund’s portfolio are necessary, with a clear perspective and understanding of each Sub-Adviser’s historical allocations, the Adviser monitors the investment climate and implements allocations most likely to succeed within reasonable risk tolerances.”  Revise the clause “allocations most likely to succeed within reasonable risk tolerances” to clarify that positive performance is not guaranteed.

(iv)
In the “Investment Information – Investment Program” section, it states:  “Through the ownership of these futures, the Adviser can synthetically replicate the return of the Barclays Capital Aggregate Bond Index without actually owning the index outright.”  Revise this sentence to clarify that an investor cannot own an index.

(v)
In the “Investment Information – Investment Program” section, it states:  “In building the Alpha Engine, the Adviser and Sub-Advisers look to build a portfolio of Underlying Funds focusing on multiple sectors and strategies to generate positive absolute returns over a variety of market cycles that tend to exhibit substantially lower volatility (as measured by standard deviation) than the average common stock trading on a U.S. exchange or an index of stocks, such as the S&P 500 Index.”  Explain “standard deviation.”

(vi)
In the “Investment Information – Investment Program” section, it states:  “Credit based strategies involve purchasing or selling short government, corporate mortgage and bank debt securities and distressed interest bearing instruments, in anticipation of profiting from a relative mispricing between them.”  Incorporate disclosure regarding whether such investments will be investment grade, high yield etc.

(vii)
In the “Investment Information – Investment Program” section, it states:  “Global Macro strategies are based on macro-economic views of the investment manager. The investment views are the basis for making investment decisions in asset classes such as equities, fixed income and currencies. The positions could be held as long investment positions or short positions.”  Incorporate disclosure regarding the types of securities that will be investment pursuant to this strategy.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

RESPONSE: The requested updates have been incorporated.  Please refer to Appendix C and the disclosure set forth in the sections entitled “Investment Information.”  This disclosure replaces, in its entirety, the disclosure set forth in the sections entitled “Investment Information – Investment Policies” and “Investment Information – Investment Program” contained in the Amendment.

13.        COMMENT: There is a section entitled “Certain Risk Factors.”  What is meant by “Certain Risk Factors?”

RESPONSE:  The title of this section has been changed to “Principal Risks.”

14.        COMMENT:  In the “Certain Risk Factors – General and Fund Structure Risks – Loss of Investment,” delete the following disclosure:  “The Adviser believes that the Fund’s investment program and research techniques should mitigate this risk through a careful construction of the portfolio and the selection and monitoring of Underlying Funds and the Beta Exposure, but…”.

RESPONSE:  The requested deletion has been made.  Please see Appendix D and the section entitled “Principal Risks – Loss of Investment Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

15.        COMMENT: In the “Certain Risk Factors – General and Fund Structure Risks – Limited Liquidity,” delete the following disclosure:  “…and should only be acquired by investors able to commit their funds for an indefinite period of time. The Unitholders may only transfer their Units by operation of law pursuant to death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Unitholder, or under certain limited circumstances set out in the Declaration of Trust with the consent of the Board, which may be withheld in its sole discretion, and subject to the satisfaction of certain other conditions, including compliance with applicable securities laws.”

RESPONSE:  The requested deletion has been made.  Please see Appendix D and the section entitled “Principal Risks – Liquidity Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

16.        COMMENT: In the “Certain Risk Factors – General and Fund Structure Risks – Diversification,” delete the disclosure contained therein and provide new disclosure that more clearly discloses the risks associated with investments in a non-diversified investment vehicle.

RESPONSE:  The requested deletion has been made.  Please see Appendix D and the section entitled “Principal Risks – Diversification Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

17.        COMMENT:  In the “Certain Risk Factors – General and Fund Structure Risks – Limited Operating History,” delete the entire disclosure except the following sentence:  “The Fund is a recently-formed entity that has no operating history upon which investors can evaluate their anticipated performance.”

RESPONSE:  The requested deletion has been made.  Please see Appendix D and the section entitled “Principal Risks – Limited Operating History Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

18.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Borrowing and Use of Leverage,” delete the first three sentences and the following disclosure of the fifth sentence:  “Because of the comparatively small intrinsic profits in certain relative value positions”.

RESPONSE:  The requested deletions have been made.  Please see Appendix D and the sections entitled “Principal Risks – Leverage Risk” and “Principal Risks – Underlying Fund Risk – Leverage Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

19.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Use of Derivatives,” delete the first two sentences and the fourth sentence.  In the sixth sentence, delete the following disclosure:  “…designed to replicate the performance of a Sub-Fund or to adjust market or risk exposure”.

RESPONSE:  The requested deletions have been made.  Since the Fund will only invest directly in U.S. Treasury futures, risk disclosure with respect to investment in the Fund is limited to that relevant to futures (see Appendix D – Futures Risk”).  Please also see Appendix – Underlying Fund Risk – Derivatives Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

20.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Short Sales” section, add disclosure to the effect that losses on short sales are theoretically unlimited.

RESPONSE: The requested disclosure has been incorporated.  Please see Appendix D and the section entitled “Principal Risks – Underlying Fund Risk – Short Selling Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

21.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Arbitrage Strategies” section, delete the first sentence and the following disclosure contained in the second sentence: “…and illiquidity and default on one side of a position may effectively result in the position being transformed into an outright speculation.”

RESPONSE:  The requested deletions have been made.  The remaining risk disclosure contained in this section has been incorporated into a new section entitled “Principal Risks – Underlying Fund Risk - Alternative Investment Strategies Risk” as set forth in Appendix D.  This section sets forth the risks associated with the employment of various strategies expected to be employed by the Underlying Funds, including convertible risk arbitrage and fixed income arbitrage.  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

22.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Convertible Arbitrage Strategies,” delete the first and fourth sentences.

RESPONSE:  The requested deletions have been made.  Please see Appendix D and the section entitled “Principal Risks – Underlying Fund Risk – Alternative Investment Strategies Risk – Convertible Arbitrage Strategy Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

23.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Convertible Securities,” delete the first paragraph and the second paragraph but for the second and third sentences.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

RESPONSE:  The requested deletions have been made. Please see Appendix D and the section entitled “Principal Risks – Underlying Fund Risk – Convertible Securities Risk.”  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

24.        COMMENT:  In the “Certain Risk Factors – Investment Risks – Swap Agreements,” delete the disclosure contained therein and provide new disclosure that more clearly discloses the risks associated with swap agreements.

RESPONSE:  The requested deletion has been made and the disclosure has been replaced with that set forth in the section entitled “Principal Risks – Underlying Fund Risk – Swap Agreements Risk” of Appendix D.  The disclosure set forth in Appendix D replaces, in its entirety, the section entitled “Certain Risk Factors” contained in the Amendment.

25.        COMMENT:  In the “Certain Risk Factors – Risks Related to Underlying Funds – Potential Conflicts of Interest,” discuss any conflicts of interest that may arise due to the use of soft dollars by the Adviser or a Sub-Adviser in connection with transactions affected on behalf of the Fund.

RESPONSE:  The Adviser and the Sub-Advisers have not, and do not intend in the future to, utilize soft dollars in connection with affecting transactions on behalf of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

1.         COMMENT:  In the “Investment Policies and Practices – Certain Portfolio Securities and Other Operating Policies – Use of Leverage” section, disclose how the Fund will cover its direct investments in futures.

RESPONSE:  The following disclosure has been incorporated: “The Fund will comply with SEC guidelines with respect to coverage of futures transactions, and if the guidelines require, it will cover or set aside either on its books and records, or in a segregated account with the Fund's custodian, cash and cash equivalents ("Segregated Assets") in the prescribed amount. The value of the Segregated Assets, which is marked to market daily, will be at least equal to the Fund's commitments under these transactions less any proceeds or margin on deposit.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED AUGUST 31, 2013

1.         COMMENT:  The officer certifications contained in the annual Form N-CSR are dated prior to the audit opinion for the financial statements for the Fund’s fiscal year ended August 31, 2013.  In the future, ensure that the certifications required to be filed with Form N-CSR are dated as of or after the applicable audit opinion.

RESPONSE:  Going forward, the Fund will ensure that the certifications required to be filed with its annual Form N-CSR shall be executed on or after the date of the audit opinion for the financial statements for the Fund’s fiscal year end.

2.         COMMENT: Rule 8b-16 under the 1940 Act requires a closed-end company that does not file a registration statement amendment within 120 days of its fiscal year end to include in its annual report information regarding its dividend reinvestment plan required by Item 10.1.e of Form N-2. Confirm that the Fund will comply with the dividend reinvestment plan disclosure requirement going forward.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

RESPONSE:  Going forward, the Fund intends to make the disclosures regarding its dividend reinvestment plan consistent with the requirements set forth in Rule 8b-16.

3.         COMMENT:  Going forward, specify the tax services (e.g. preparation or review of tax and excise returns) provided to the Fund by its independent registered public accountant in response to Item 4(c) of Form N-CSR.

RESPONSE:  Going forward, the Fund will specify the tax services provided to the Fund by its independent registered public accountant in response to Item 4(c) of Form N-CSR.

Thank you again for your comments to the Amendment.  These comments have been very helpful.  Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Appendix A

PROSPECTUS SUMMARY

Principal Investment Policies

The Fund seeks a rate of return that is attractive relative to the amount of risk taken to achieve the return (i.e. risk adjusted rates of returns).  In seeking risk adjusted rates of return, the Fund may invest in: (1) investment funds that are not registered under the Investment Company Act of 1940, as amended (each a “Private Fund) and Private Funds that invest in other Private Funds (the “Alpha Engine”) and (2) U.S. Treasury futures to provide exposure to the market value change of a high quality fixed income portfolio and to mitigate volatility in the Alpha Engine (the “Beta Exposure”).  The Fund will maintain cash and cash equivalents (i.e., money market instruments such as repurchase agreements and certificates of deposit and money market funds) to “cover” or otherwise provide liquidity equal to the value of the Beta Exposure which is marked to market daily (the “Buffer Account”).

The Fund seeks to invest the Alpha Engine in Private Funds whose strategies and investment techniques, when used in the aggregate, are expected, although not guaranteed, to produce absolute (positive) returns regardless of market conditions.  While the Fund does not intend to replicate the composition of the Barclays Capital U.S. Aggregate Bond Index (the “Index”) directly, or indirectly through investment in the Private Funds, the Adviser believes that the Alpha Engine, coupled with the periodic employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Index.  The Index is an unmanaged, market-value weighted index for U.S. dollar-denominated, investment grade (rated Baa3 or above by Moody’s), fixed-rate debt issues, including government, corporate, asset backed, and mortgage-backed securities with maturities of at least 1 year.  The annualized rates of return of the Index for the 1 Year, 3 Year, 5 Year and 10 Year periods ended December 31, 2013 were -2.02%, 3.26%, 4.44% and 4.55%, respectively.

The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account.  The Adviser expects to invest a portion of Fund assets dedicated to the Alpha Engine and to utilize other advisers (each a “Sub-Adviser”) to manage the remainder of the Alpha Engine.  The Adviser determines the portion of the Alpha Engine to be allocated to itself and each Sub-Adviser for investment (the “Allocated Assets”).  The Adviser is responsible for directly managing the Beta Exposure and the Buffer Account.

Alpha Engine.  To generate market returns (“Alpha”), the Fund may invest in Private Funds and Private Funds that invest in other Private Funds (each an “Underlying Fund” and, collectively, the “Underlying Funds”).  Each Underlying Fund is organized outside of the U.S. and may pursue one or more alternative strategies which are investment strategies that are not intended to correlate with the performance of the general equity and bond markets.  These strategies may include but are not limited to fixed income strategies (i.e. convertible arbitrage strategies and fixed income arbitrage strategies), long/short or hedged equity strategies, event driven strategies (i.e. distressed equity or debt, mergers, special situations), managed futures strategies and global macro strategies.

Through the employment of one or more of these strategies, an Underlying Fund may invest directly, or indirectly, through one or more other Private Funds (each a “Sub-Fund”), in a variety of instruments including, but not limited to, U.S. and foreign equity and fixed income securities, derivatives and currencies.  These investments may include securities or other financial instruments that are restricted (i.e., interests that may not be sold to the public without an effective registration statements under the Securities Act of 1933, as amended (the “1933 Act”)) or illiquid (including a Sub-Fund).  The investment managers of each Underlying Fund (each an “Underlying Fund Manager”) and Sub-Fund (each a “Sub- Fund Manager”) may use various investment techniques to implement these investment strategies, for hedging or non-hedging purposes, including selling securities short and utilizing leverage through borrowing money or through the investment in derivatives such as forward contracts, futures, options and swaps.  Since the Underlying Funds are not registered under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), and their governing documents typically do not impose significant investment restrictions, an Underlying Fund may, without limitation, invest and trade in a broad range of securities and financial instruments. (See “Principal Risks – Underlying Fund Risk”).

Ms. Catherine C. Gordon, Esq.
January 27, 2014

The Fund shall invest in Underlying Funds that invest in multiple classes and sectors and whose strategies, when used in the aggregate, are expected to generate absolute (positive) returns regardless of market conditions with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (i.e., the S&P 500).

The Fund’s investment in any one Underlying Fund will be less than 5% of that fund’s outstanding voting stock.  Each of the Sub-Advisers, the Underlying Funds, the Sub-Funds and the Underlying Fund Managers will be unaffiliated with the Adviser. The Adviser may invest Fund assets allocated to it for investment in an Underlying Fund for which the Sub-Adviser also serves as the Underlying Fund Manager.  A Sub-Adviser, however, will not invest Fund assets allocated to it for investment in an Underlying Fund that it also serves as Underlying Fund Manager.

Beta Exposure.  The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to the risks of investing in the equity markets.  The Beta Exposure creates exposure to the price movement (not the total return) of a high quality fixed income portfolio through the purchase of U.S. Treasury futures.  (See “Principal Risks – Futures Risk”).  It is anticipated that any returns generated by the Beta Exposure will help to mitigate the volatility of the Alpha Engine during negative or expected negative movements in the equity markets.

Through the Beta Exposure, the Adviser attempts to replicate the return of the Index by purchasing U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to that of the Index.  Duration measures how much the value of the Index is likely to fluctuate in response to interest rate movements.  As of January 21, 2014, the modified adjusted duration of the Index was 5.52 years which means that the Index will decrease in value by 5.52% if interest rates rise 1% (or rise in value by 5.52% if interest rates decrease by 1%).

The Fund’s investment in U.S. Treasury futures will comply with one of the following investment restrictions:

(1)
The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)
The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions.  The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Buffer Account.  As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position (“Coverage Requirement”).

The Fund may maintain in the Buffer Account a cash position or cash equivalents with a value, collectively, necessary to satisfy this regulatory requirement.  If the Beta Exposure increases in value, the Adviser will allocate more Fund assets to the Buffer Account in order to satisfy the Coverage Requirement.  If, however, the Beta Exposure decreases in value, the Adviser may re-allocate all or a portion of such Fund assets to the Alpha Engine for investment or maintain such assets in cash or cash equivalents to anticipate future Buffer Account requirements or to satisfy Fund expenses.

The Buffer Account will not be funded when the Beta Exposure is not employed.

Investment Process

Alpha Engine, Beta Exposure and Buffer Account Allocations.  The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account.  In determining the percentage of Fund assets to allocate to the Alpha Engine and the Beta Exposure, the Adviser evaluates, on an ongoing basis, a variety of factors including: (1) the recent performance of the Underlying Funds; (2) the global macro-economic outlook; (3) the current market conditions, particularly the fixed income markets, and the performance of various assets classes; and (4) the Fund’s strategy allocations as reflected by its interest in the Underlying Funds.  Based on this ongoing analysis, the Adviser may or may not employ the Beta Exposure.  For example, the Adviser may initiate the Beta Exposure when it expects volatility in the equity markets and exposure to a fixed income portfolio is required to mitigate the equity market risk of the Alpha Engine.  During periods of upward momentum in the equity markets, however, the Adviser may allocate a substantial portion of Fund assets to the Alpha Engine.  Allocations to the Buffer Account are dependent on the amount of Fund assets used to implement the Beta Exposure.  Generally, the Adviser will allocate Fund assets to the Buffer Account in an amount necessary to cover the value of the instruments used to employ the Beta Exposure and such value shall be marked to market on a daily basis.

Adviser and Sub-Adviser Allocations within the Alpha Engine.  With respect to the Alpha Engine, the Adviser determines the amount of assets to be allocated for investment amongst the Adviser and each Sub-Adviser.  The Adviser regularly monitors the Alpha Engine by, among other things, assessing: (1) the performance of the Adviser and Sub-Adviser’s Allocated Assets; (2) the composition of the Adviser’s and each Sub-Adviser’s Allocated Assets and the strategies employed by the Underlying Funds selected by the Adviser and each Sub-Adviser; and (3) current market conditions and the global macro-economic outlook.

The Adviser may increase or reduce the Adviser’s or a Sub-Adviser’s Allocated Assets for various reasons.  Since the Adviser and each Sub-Adviser are looking to each achieve absolute (positive) returns over a variety of market cycles by investing in Underlying Funds, changes in allocations will typically be driven by the performance of their Allocated Assets.

Underlying Funds Allocations within the Alpha Engine.  The Adviser and each Sub-Adviser have extensive experience and expertise with alternative investment strategies.  Pre-established business relationships of the Adviser and each Sub-Adviser with different Underlying Fund Managers provide the Fund with potential access to an assortment of Underlying Funds that implement a variety of strategies and invest in a broad range of asset classes.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Prior to investing Fund assets in an Underlying Fund, the Adviser and each Sub-Adviser consider a variety of factors including the Underlying Fund Manager’s investment management philosophy, investment processes, performance, professional experience, disclosure practices regarding portfolio holdings and strategy implementation and risk control methodologies.  During this due diligence process, the Adviser and each Sub-Adviser develop an understanding of how these managers are likely to manage the Underlying Funds under varying market environments.  Ultimately, the Adviser and each Sub-Adviser will utilize their respective Allocated Assets to invest in Underlying Funds whose strategies, collectively, are expected to achieve attractive rates of returns commensurate with acceptable risk (as determined by the Adviser or Sub-Adviser, as applicable) during varying market environments.

The Adviser and each Sub-Adviser regularly monitor the Underlying Funds in which their Allocated Assets are invested and may increase, decrease or eliminate the Fund’s investment in an Underlying Fund for various reasons such as to take advantage of a new investment opportunity or to adjust strategy allocations within the Allocated Assets.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Appendix B

PROSPECTUS SUMMARY

Principal Risks

Investment in the Fund involves significant risk, and no guarantee or representation is or can be made that the Fund will achieve its investment objective.  Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below.  In considering an investment in the Fund, prospective investors should read the entire Prospectus and consult their independent financial, tax and legal advisors, and should be aware of the risks of investing in the Fund prior to acquiring Units.

The following is a summary of the principal risks of investing in the Fund.  For a more complete discussion of these risks, see “Principal Risks” below.

Conflicts of Interest Risk – The investment activities of the Adviser or a Sub-Adviser and their affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund (i.e., an Adviser or Sub-Adviser allocates an investment opportunity to a client other than the Fund).

Counterparty Risk – The Fund may incur a loss if the other party to an investment contact, such as a repurchase agreement, fails to fulfill the terms of the agreement/contract.

Futures Risk – The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment.  Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of the Fund.  Changes in the liquidity of U.S. Treasury futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges).  Rising interest rates may cause the value of U.S. Treasury futures to decline.

Hedging Risk – The employment of the Beta Strategy to mitigate the volatility of the Alpha Engine may not be successful and may offset gains.

Leverage Risk – Leverage created by borrowing or the Fund’s investment in U.S. Treasury futures can diminish the Fund’s performance, increase the volatility of the Fund’s net asset value and create a greater risk that Unitholders may suffer losses on their investment in the Fund. Leverage may increase the Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

Liquidity Risk – An investment in the Fund is highly illiquid. A Unitholder does not have the right to require the Fund to redeem or repurchase its Units and Units are subject to substantial restrictions on transferability.  There is currently no market for Units, and it is not contemplated that one will develop.

Loss of Investment Risk – An investment in the Fund is subject to loss, including the possible loss of the entire amount invested.

Limited Operating History Risk – The Fund is a recently-formed entity that has limited operating history upon which investors can evaluate the Fund’s anticipated performance. Prior to the inception of the Fund, neither the Adviser nor a Sub-Adviser managed an investment company registered under the 1940 Act.  The 1940 Act and the Internal Revenue Code of 1986, as amended (the “IRC”) impose numerous investment constraints on the operations of registered investment companies and the Adviser and each Sub-Adviser’s inexperience in managing a portfolio of assets subject to such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, may limit the profitability of the Fund.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Market Risk – The success of the Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

Money Market Risk – Changes in interest rates may reduce the value of a money market instrument.  The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates.  A decline in the value of the Fund’s investments in money market instruments may reduce its investment return and performance.

Multi-Manager Structure Risk – The success of the Fund’s strategy depends on, among other things, the Adviser’s ability to allocate assets amongst itself and each Sub-Adviser and the Adviser’s and each Sub-Adviser’s ability to successfully invest Fund assets subject to their respective management.

Non-Diversification Risk – The Fund is non-diversified and the Fund’s investment in the securities of a limited number of issuers exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers.

Regulatory Risk.  Changes in government regulations may adversely affect the operations and value of the Fund and the entities in which it invests.

Underlying Fund Risk – Generally, the Underlying Funds will not be registered under the 1940 Act and, therefore, the Fund, as an investor, will not have the benefit of the protections afforded by the 1940 Act to investors of registered investment company like mutual funds.  The Fund’s investment in the Underlying Funds subjects Unitholders to the following investment risks and may result in a decline in the value of the Underlying Funds and, consequently, a reduction in the Fund’s investment return and performance:

•	Alternative Investment Strategies Risk. An Underlying Fund or Sub-Fund employs alternative investments strategies which may involve the following risks:

Convertible Arbitrage Strategy Risk.  The success of a convertible arbitrage strategy is contingent upon an Underlying Fund Manager’s ability to identify and profit from perceived pricing discrepancies between a convertible security and the common stock into which it is convertible.  If perceived pricing discrepancies do not materialize or if an Underlying Fund Manager fails to correctly exploit pricing discrepancies, a loss may result.  Substantial losses may be recognized on “arbitrage” positions.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Event-Driven Strategy Risk.  The success of an event-driven strategy is contingent upon an Underlying Fund Manager’s ability to timely identity potential corporate events as well as the impact that such events will have on a company.  If a predicted corporate event does not occur or does not have the impact predicted, a loss may occur.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Fixed Income Arbitrage Strategy Risk.  The success of a fixed income arbitrage strategy is contingent upon an Underlying Fund Manager’s ability to identify and profit from perceived pricing discrepancies amongst fixed income securities.  If perceived pricing discrepancies do not materialize or if an Underlying Fund Manager fails to correctly exploit pricing discrepancies, a loss may result, a loss may result.  Substantial losses may be recognized as a result of the implementation of this strategy.  Also, this strategy will be subject to the investment risks associated with the instruments utilized to implement the strategy.

Global Macro Strategy Risk.  The success of a global macro strategy is contingent upon the macro-economic views of an Underlying Fund Manager and the Underlying Fund Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with highest probability of failure (short positions) based on such views.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Hedged Equity Strategy Risk.  The success of a hedged equity strategy is contingent upon an Underlying Fund Manager’s ability to correctly determine the valuation of an issuer’s equity securities and the future price movements of such securities.  If an Underlying Fund Manager’s perception of an equity’s valuation or its future price is incorrect, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Managed Futures Strategy Risk.  The success of a managed futures strategy is generally contingent upon an Underlying Fund Manager’s ability to identify and exploit trends, including changes in price and other fluctuations, across multiple markets and asset classes through options and futures.  An Underlying Fund Manager may not be able to execute transactions in time to take advantage of identified trends.  Futures and options may not perform consistent with the trends identified by the Underlying Manager.  Forecasting of trends will not be profitable if there are no identifiable trends of the kind that an Underlying Fund Manager seeks to follow. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks utilized to implement the strategy.

•
Concentration Risk.  Underlying Fund Managers trade independently of each other and the Fund may be exposed to the same investment through different Underlying Fund Managers making its investments less diversified and subject to greater market risk and potentially greater market losses.  Conversely, some Underlying Fund Managers may implement offsetting positions which from the Fund’s perspective, would directly or indirectly result in transaction costs for the Fund without the possibility for profits.  An Underlying Fund that invests in a particular market sector shall be subject to the risks associated with that sector and may be more adversely effected by risks that if the Underlying Fund invested its assets across multiple market sectors.

•
Convertible Securities Risk.  The value of convertible securities decline as interest rates increase and increase as interest rates decline.  An Underlying Fund or a Sub-Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities.  Convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile.  Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments.  The issuer of a convertible security may force an Underlying Fund or a Sub-Fund to convert the convertible securities before it would otherwise choose to do so, which may decrease the Underlying Fund’s or Sub-Fund’s return.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

•
Counterparty Risk.  An Underlying Fund or Sub-Fund may incur a loss if the other party to an investment contact, such as a derivative or repurchase agreement, fails to fulfill the terms of the agreement/contract.

•
Currency Risk.  The value of investments in foreign currencies, instruments denominated in foreign currencies or derivatives that provide exposure to foreign currencies, if unhedged, will fluctuate with as U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies.

•
Derivatives Risk.  The use of derivatives such as forwards, futures, options and swap agreements can lead to losses, including those magnified by leverage, particularly when derivatives are used to enhance return rather than to offset risk.  The prices of derivative instruments can be highly volatile and a small investment in a derivative can have a large impact on the performance of an Underlying Fund or a Sub-Fund as derivatives can result in losses in excess of the amount invested.  The value of derivatives may be influenced by changes in market and general economic and political conditions.

•
Distressed Securities Risk.  An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged or troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructuring, bankruptcy reorganization or liquidation.  An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

•
Emerging Markets Risk.  In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater.  There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs.

•
Equity Securities Risk.  The value of equity securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments.  The equity securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility.  Consequently, it may be more difficult to buy or sell the equity securities of smaller companies at an acceptable price, especially during periods of market volatility.

•
Fee Layering/Incentive Compensation Risk.  In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Underlying Fund (which include the Underlying Fund’s pro rata shares of the expenses of any Sub-Fund in which it invests), including its allocable share of the management and incentive compensation paid to Underlying Fund Managers.  This may result in three levels of fees and potentially greater expenses than would be associated with direct investments in pooled investment vehicles.  The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with similar types of investments.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

•
Fixed Income Securities Risk.  Changes in interest rates may reduce the value of fixed income securities or reduce an Underlying Fund’s and Sub-Fund’s returns.  The value of a fixed income security may decline if an issuer defaults or if its credit quality deteriorates.  High yield fixed income securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

•
Foreign Investment Risk.  Foreign investments may be subject to sovereign risk, nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties repatriating funds.  Foreign investments may also be adversely affected by changes in currency exchange rates, social, political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions.  Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income.  Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes.  There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable.  There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S.

•
Forward Contract Risk. The forward contract markets are generally not regulated and a counterparty may refuse to perform on a forward contract.  Forward contracts are not guaranteed by an exchange or clearing house and therefore a non-settlement or a default on a contract could deprive an investor of unrealized profits or force it to cover its commitment to purchase or resell, if any, at the current market price.

•
Futures Risk.  The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment.  Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of an Underlying Fund or a Sub-Fund.

•	Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains.

•
Initial Public Offerings Risk.  Investments pursuant in an initial public offering may not be able to be disposed of promptly and at the price at which they are valued.  Other risks include lack of trading history, lack of investor knowledge of the issuer and limited operating history.

•
Investment Risk.  Neither the Adviser nor a Sub-Adviser will have control of, or have the ability to exercise influence over, the trading policies or strategies of an Underlying Fund in which it invests Fund assets.  An Underlying Fund or Sub-Fund may fail to pursue its investment objective and strategies.  There is no assurance that an Underlying Fund Manager’s trading strategies will produce profitable results and the past performance of an Underlying Fund Manager is not indicative of future performance results.  An Underlying Fund Manager’s strategies may change and may not use the same trading method in the future that was used to compile performance histories.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

•
Leverage Risk. Leverage created by borrowing or by an Underlying Fund’s or Sub-Fund’s investment in derivatives can diminish the Underlying Fund’s or Sub-Fund’s performance, increase the volatility of the Underlying Fund’s or Sub-Fund’s net asset value and create a greater risk of loss for investors.  Leverage may increase an Underlying Fund or Sub-Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

•
Limited Voting Rights Risk.  If the Fund purchases non-voting securities of an Underlying Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Underlying Fund.

•
Liquidity Risk.  The Fund’s interests in Underlying Funds are illiquid and subject to substantial restrictions on transfer. The Fund may not be able to withdraw its investment in an Underlying Fund promptly after it has made a decision to do so.  An Underlying Fund and a Sub-Fund may invest a portion of the value of their total assets in restricted securities (i.e., securities that may not be sold to the public without an effective registration statements under the 1933 Act and other investments that are illiquid) and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities.

•
Money Market Risk.  Changes in interest rates may reduce the value of a money market instrument.  The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates.  A decline in the value of an Underlying Fund’s investments in money market instruments may reduce its investment return and performance.

•
Mortgage-Backed Securities Risk.  Mortgage-backed securities may decline in value when defaults occur on the underlying mortgage and may exhibit additional volatility in periods of changing interest rates.  When interest rates decline, the prepayment of mortgages increase and may require the Underlying Fund or Sub-Fund to reinvest assets at lower interest rates, resulting in lower returns.

•
Operational Risk.  An Underlying Fund or Sub-Fund may not be required to or may not custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold fund assets.  Certain Underlying Funds and Sub-Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies.  Certain Underlying Funds and Sub-Funds are associated with start-up operational risks such as limited operating histories and management with limited business management experience.

•
Options Risk.  The price of an options contract may change rapidly in response to changes in the markets and the general economic environment.  If purchased, an option may expire unexercised, causing the purchaser to lose the premium paid.  If sold, an option may expose the seller to losses.  Since the value of an index fluctuates pursuant to changes in the market values of the securities comprising the index, the success of the purchase and/or sale of options in an index will also be subject to an Investment Fund Manager’s ability to correctly predict movements in the applicable markets and industries affecting the index subject to the option contract.  A liquid market will exist to close out an option position.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

•	Regulatory Risk. Changes in government regulations may adversely affect the operations and value of an Underlying Fund and the entities in which it invests.

•
Short Selling Risk.  The sale of a borrowed security may result in a loss if the price of the borrowed security increases after the sale.  Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities.  Losses on short sales are theoretically unlimited.

•
Swap Agreements Risk.  The value of swap agreements fluctuate in response to, among other things, interest rate movements, currency fluctuations, market values and the potential for a credit event of an issuer.  There is no assurance that an Underlying Fund Manager will accurately forecast the effect of these fluctuations on the value of swap agreements held in an Underlying Fund’s or Sub-Fund’s portfolio.  Participation in a swap agreement also involve counter-party risk and payments owed to an Underlying Fund or a Sub-Fund may be delayed or not made consistent with the terms of the swap agreement.

•
Transparency Risk.  Underlying Funds and Sub-Fund’s typically provide limited portfolio information.  An Underlying Fund or a Sub-Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors.  Consequently, the Fund and an Underlying Fund may not be in a position to timely liquidate its investments in an Underlying Fund or a Sub-Fund.  Also, there can be no assurance that a modification to an Underlying Fund’s or a Sub-Fund’s investment strategy will be successful.

•
Turnover Risk.  The turnover rate with an Underlying Fund or a Sub-Fund may be significant, potentially involving substantial brokerage commissions and fees.  The Fund bears its allocable share of the costs and expenses of the Underlying Funds.

•
Valuation Risk.  In calculating the Fund’s NAV, the Fund’s Valuation Procedures require the Fund’s Valuation Committee to fair value all of the Underlying Funds.  In fair valuing an Underlying Fund, the Valuation Committee may rely, among other things, on the Underlying Fund’s valuation of the Fund’s investment in that Underlying Fund.  Because the valuations provided by the Underlying Funds are unaudited (except for those provided for the Underlying Fund’s fiscal year end), the Fund will not be able to independently confirm the accuracy of the valuations provided by the Underlying Funds.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Appendix C

INVESTMENT INFORMATION

Principal Investment Policies

The Fund seeks a rate of return that is attractive relative to the amount of risk taken to achieve the return (i.e. risk adjusted rates of returns).  In seeking risk adjusted rates of return, the Fund may invest in: (1) Underlying Funds(Alpha Engine) and (2) U.S. Treasury futures to provide exposure to the market value change of a high quality fixed income portfolio and to mitigate volatility in the Alpha Engine (Beta Exposure).  The Fund will maintain cash and cash equivalents to “cover” or otherwise provide liquidity equal to the value of the Beta Exposure which is marked to market daily (Buffer Account).

The Fund seeks to invest the Alpha Engine in Underlying Funds whose strategies and investment techniques, when used in the aggregate, are expected, although not guaranteed, to produce absolute (positive) returns regardless of market conditions.  While the Fund does not intend to replicate the composition of the Index directly, or indirectly through investment in the Private Funds, the Adviser believes that the Alpha Engine, coupled with the periodic employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Index.  The Index is an unmanaged, market-value weighted index for U.S. dollar-denominated, investment grade (rated Baa3 or above by Moody’s), fixed-rate debt issues, including government, corporate, asset backed, and mortgage-backed securities with maturities of at least 1 year.  The annualized rates of return of the Index for the 1 Year, 3 Year, 5 Year and 10 Year periods ended December 31, 2013 were -2.02%, 3.26%, 4.44% and 4.55%, respectively.

The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account.  The Adviser expects to invest a portion of Fund assets dedicated to the Alpha Engine and to utilize Sub-Advisers to manage the remainder of the Alpha Engine.  The Adviser determines the portion of the Alpha Engine to be allocated to itself and each Sub-Adviser for investment (with respect to each Adviser and Sub-Advisers, Allocated Assets).  The Adviser is responsible for directly managing the Beta Exposure and the Buffer Account.

The Fund may also hold cash or cash equivalents to satisfy Fund expenses.  The Fund may be unable to achieve its investment objective during the employment of such investments and could result in lost investment opportunities.

Alpha Engine.  To generate market returns (Alpha), the Fund may invest in Underlying Funds.  Generally, 80%-90% of Fund assets will be dedicated to the Alpha Engine.  This percentage range is only an estimate and the Fund’s allocation to the Alpha Engine may be different as a result of the Adviser’s outlook regarding equity and fixed income market conditions.

Each Underlying Fund is organized outside of the U.S. and may pursue one or more alternative strategies which are investment strategies that are not intended to correlate with the performance of the general equity and bond markets.  The following are brief summaries of some of the investment strategies which may be employed by the Underlying Funds and they are not intended to be a complete description of the strategies or a list of all possible investment strategies which may be used by the Underlying Funds:

Convertible Arbitrage Strategies - Convertible Arbitrage Strategies attempts to exploit the pricing discrepancies that may exist between a convertible bond and the common stock into which it may be converted.  Generally, the strategy involves purchasing a portfolio of convertible securities, generally convertible bonds, and hedging a portion of the equity risk by selling short the underlying common stock.  Derivatives such as futures, options and swaps may be used to hedge against certain risks such as default, interest rate, market or short selling risk or for leverage to increase returns.  The average grade of a fixed income security subject to a Convertible Arbitrage Strategy varies, with investments ranging from investment grade to below investment grade (i.e., junk bonds”).  Junk bonds  are typically rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch Ratings Ltd. (“Fitch”).

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Credit Hedge and  Arbitrage Strategies – Credit Hedge and Arbitrage Strategies involve purchasing or selling short fixed income securities in anticipation of taking advantage of a mispricing, either an overvaluation, undervaluation or relative mispricing between them.  Credit Hedge Strategies involve purchasing or selling certain short fixed income instruments based upon a view of the price direction of those securities.  Credit Arbitrage Strategies tend to take advantage of discrepancies between fixed income securities with similar characteristics.  Generally, the strategy involves the purchase of fixed income securities that are deemed be overvalued and the shorting of fixed income securities with similar characteristics that are deemed to be undervalued.  Fixed income securities utilized pursuant to this strategy may include those issued by governments, corporations, and banks as well as mortgage-backed securities.  The average grade of a fixed income security subject to a Credit Hedge and Arbitrage Strategy varies, with investments ranging from investment grade to below investment grade (i.e., junk bonds).  Junk bonds are typically rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch.  Derivatives such as futures, options, and swaps may be used to hedge against certain risks such as default, interest rate, market and short selling risk or for leverage to increase returns.

Long/Short or Hedged Equity Strategies – Long/Short or Hedge Equity Strategies invest in equity securities believed to be undervalued or that offer high growth opportunities while attempting to minimize overall market risk or take advantage of an anticipated decline in the price of an overvalued company or index by using short sales, futures and/options.  Derivatives such as futures and options may also be used to hedge against certain risks such as market risk and short selling risk or for leverage to increase returns. Long and short positions may not be invested in equal amounts and, as such, may not seek to neutralize general market risks.

Event Driven Strategies – Event Driven Strategies attempt to take advantage of the effect of events on the value of securities.  Equity and fixed income securities subject to this strategy may include distressed companies (i.e., companies whose securities are available at a reduced price but are expected to be worth more after emergence from bankruptcy or upon liquidation) and companies subject to potential mergers as well as companies initiating spin-offs, restructurings and recapitalizations.  These positions can be held as long investment positions or short positions.  The average grade of a fixed income security subject to an Event Driven Strategy varies, with investments ranging from investment grade to below investment grade (i.e., junk bonds).  Junk bonds are typically rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch. Derivatives such as futures, options and swaps may be used to hedge against certain risks such as market risk, interest rate risk and default risk or for leverage to increase returns.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Managed Futures Strategies – Managed Futures Strategies focus on the systematic or discretionary trading of futures contracts in futures and options on futures as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, corn, coffee, sugar and heating oil, as well as financial assets such as government bonds, equity market indices and currencies.

Global Macro Strategies – Global Macro Strategies are based on interpretations regarding the global macro economy and attempt to take advantage of economic and political changes such as changes in interest rates, exchange rates, liquidity and political leadership on a variety of asset classes including U.S. and non-U.S. equities and fixed income securities as well as currency.  Positions can be held as long investment positions or short positions. The average grade of a fixed income security subject to a Global Macro Strategy varies, with investments ranging from investment grade to below investment grade (i.e., junk bonds).  Junk bonds are typically rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch.  Derivatives such as futures, options and swaps may be used to hedge against certain risks such as default, interest rate, market and short selling risk or for leverage to increase returns.

An Underlying Fund may invest directly, or indirectly, through a Sub-Fund, in a variety of instruments including, but not limited to, U.S. and foreign equity and fixed income securities, derivatives and currencies.  These investments may include securities or other financial instruments that are restricted (i.e., interests that may not be sold to the public without an effective registration statements under the 1933 Act) or illiquid (including a Sub-Fund).  Each Underlying Fund Manager and each Sub-Fund Manager may use various investment techniques to implement these investment strategies, for hedging or non-hedging purposes, including selling securities short and utilizing leverage through borrowing money or through the investment in derivatives such as forward contracts, futures, options and swaps.  Since the Underlying Funds are not registered under the 1940 Act, and their governing documents typically do not impose significant investment restrictions, an Underlying Fund may, without limitation, invest and trade in a broad range of securities and financial instruments. (See “Principal Risks – Underlying Fund Risk”).

The Fund shall invest in Underlying Funds that invest in multiple classes and sectors and whose strategies, when used in the aggregate, are expected to generate absolute (positive) returns regardless of market conditions with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (i.e., the S&P 500).  Many of the Underlying Funds comprising an Adviser’s or Sub-Adviser’s Allocated Assets have shown relatively low (in some cases negative) correlation to the other Underlying Funds comprise the Allocated Assets, as well as low to negative correlation to broad equity and bond indices.

The Fund’s investment in any one Underlying Fund will be less than 5% of that fund’s outstanding voting stock.  In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of an Underlying Fund’s non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be effected by means of a written agreement with the relevant Underlying Fund pursuant to which the Fund automatically waives any voting rights it may hold subject to certain requirements.  Determinations of whether the Fund will waive its voting rights are made by the Adviser or a Sub-Adviser as part of the investment process.  The Adviser or a Sub-Adviser will make a determination whether forgoing the right to vote is consistent with its fiduciary duty as an investment adviser to the Fund.  When deciding to forego or waive voting rights, the Adviser or a Sub-Adviser shall only consider the interests of the Fund.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

As a general matter, unlike public corporations or registered investment companies, the Underlying Funds in which the Fund may invest provide their investors with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of Underlying Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in an Underlying Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser and each Sub-Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its Unitholders from investing in non-voting securities.

Each of the Sub-Advisers, the Underlying Funds, the Sub-Funds and the Underlying Fund Managers will be unaffiliated with the Adviser. The Adviser may invest Fund assets allocated to it for investment in an Underlying Fund for which the Sub-Adviser also serves as the Underlying Fund Manager.  A Sub-Adviser, however, will not invest Fund assets allocated to it for investment in an Underlying Fund that it also serves as Underlying Fund Manager.

Pending investment in the Underlying Funds, the Adviser and each Sub-Adviser may utilize a portion of its Allocated Assets to hold cash, high-quality fixed income instruments or cash equivalents.

Beta Exposure.  The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to the risks of investing in the equity markets.  The Beta Exposure creates exposure to the price movement (not the total return) of a high quality fixed income portfolio through the purchase of U.S. Treasury futures.  (See “Principal Risks – Futures Risk”).  It is anticipated that any returns generated by the Beta Exposure will help to mitigate the volatility of the Alpha Engine during negative or expected negative movements in the equity markets.

Through the Beta Exposure, the Adviser attempts to replicate the return of the Index by purchasing U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to that of the Index.  Duration measures how much the value of the Index is likely to fluctuate in response to interest rate movements.  As of January 21, 2014, the modified adjusted duration of the Index was 5.52 years which means that the Index will decrease in value by 5.52% if interest rates rise 1% (or rise in value by 5.2% if interest rates decrease by 1%).

During negative equity markets, it is anticipated that approximately 2%-4% of Fund assets will be dedicated to the Beta Exposure.  This percentage range is only an estimate and the Fund’s allocation to the Beta Exposure may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Fund’s investment in U.S. Treasury futures will comply with one of the following investment restrictions:

(1)
The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)
The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions.  The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

With respect to the Fund, the Adviser relies on no action relief for “fund of funds” issued by the Commodity Futures Trading Commission (the “CFTC”) as an exemption from registration as a commodity pool operator.  The Adviser will reconsider its registration status at a later date should the CFTC issue revised guidance regarding the trading of CFTC-regulated derivatives by “fund of funds” products.  If the Adviser determines not to register as a “commodity pool operator” after the issuance of the revised guidance, the Fund may need to refrain from investing in certain Underlying Funds.

Buffer Account.  As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position (Coverage Requirement).  During periods when the Beta Exposure is being implemented, it is anticipated that Fund assets allocated to the Buffer Account may approximate 3%-17%.  This percentage range is only an estimate and the Fund’s allocation to the Buffer Account may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Fund may maintain in the Buffer Account a cash position or cash equivalents with a value, collectively, necessary to satisfy the Coverage Requirement.  If the Beta Exposure increases in value, the Adviser will allocate more Fund assets to the Buffer Account in order to satisfy the Fund’s coverage requirements.  If, however, the Beta Exposure decreases in value, the Adviser may re-allocate all or a portion of such Fund assets to the Alpha Engine for investment or maintain such assets in cash or cash equivalents to anticipate future Buffer Account requirements or to satisfy Fund expenses.

The Buffer Account will not be funded when the Beta Exposure is not employed.

Investment Process

Alpha Engine, Beta Exposure and Buffer Account Allocations.  The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account.  In determining the percentage of Fund assets to allocate to the Alpha Engine and the Beta Exposure, the Adviser evaluates, on an ongoing basis, a variety of factors including: (1) the recent performance of the Underlying Funds; (2) the global macro-economic outlook; (3) the current market conditions, particularly the fixed income markets, and the performance of various assets classes; and (4) the Fund’s strategy allocations as reflected by its interest in the Underlying Funds.  Based on this ongoing analysis, the Adviser may or may not employ the Beta Exposure.  For example, the Adviser may initiate the Beta Exposure when it expects volatility in the equity markets and exposure to a fixed income portfolio is required to mitigate the equity market risk of the Alpha Engine.  During periods of upward momentum in the equity markets, the Adviser, however, may allocate a substantial portion of Fund assets to the Alpha Engine.  Allocations to the Buffer Account are dependent on the amount of Fund assets used to implement the Beta Exposure.  Generally, the Adviser will allocate Fund assets to the Buffer Account in an amount necessary to cover the value of the instruments used to employ the Beta Exposure and such value shall be marked to market on a daily basis.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

The Adviser, however, may hold a portion of Fund in cash or cash equivalents in an amount the Adviser believes is adequate to meet the Fund’s ongoing operational expenses.

Adviser and Sub-Adviser Allocations within the Alpha Engine.  With respect to the Alpha Engine, the Adviser determines the amount of assets to be allocated for investment amongst the Adviser and each Sub-Adviser.  Generally, the Adviser expects to allocate between 30% to 60% of the Fund’s assets to the Sub-Advisers for investment within the Alpha Engine.  This percentage range is only an estimate and the Adviser’s allocation of Fund assets to the Sub-Advisers for investment may be different from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Adviser regularly monitors the Alpha Engine by, among other things, assessing: (1) the performance of the Adviser and Sub-Adviser’s Allocated Assets; (2) the composition of the Adviser’s and each Sub-Adviser’s Allocated Assets and the strategies employed by the Underlying Funds selected by the Adviser and each Sub-Adviser; and (3) current market conditions and the global macro-economic outlook.

The Adviser may increase or reduce the Adviser’s or a Sub-Adviser’s Allocated Assets for various reasons.  Since the Adviser and each Sub-Adviser are looking to each achieve absolute (positive) returns over a variety of market cycles by investing in Underlying Funds, changes in allocations will typically be driven by the performance of their Allocated Assets. Other examples that may cause the Adviser to change the percentage of the Adviser’s or a Sub-Adviser’s Allocated Assets include: (1) new investment opportunities identified by the Adviser or Sub-Adviser; (2) the re-balancing of an Adviser or Sub-Adviser’s allocations amongst various investment strategies; and (3) the need to liquidate all or a portfolio of the Fund’s interest in an Underlying Fund to fund repurchases of Units as may be approved by the Board from time to time.  Since Underlying Funds are generally illiquid and may only be redeemed at certain times, changes in allocations amongst the Adviser and the Sub-Advisers will typically be made when additional investment proceeds are received by the Fund or when selecting investments to liquidate to fund the repurchase of Units, which may be periodically approved by the Board to provide limited liquidity to Unitholders. (See “Repurchases and Transfers of Units” below).

Underlying Funds Allocations within the Alpha Engine.  The Adviser and each Sub-Adviser have extensive experience and expertise with alternative investment strategies.  Pre-established business relationships of the Adviser and each Sub-Adviser with different Underlying Fund Managers provide the Fund with potential access to an assortment of Underlying Funds that implement a variety of strategies and invest in a broad range of asset classes.

Prior to investing Fund assets in an Underlying Fund, the Adviser and each Sub-Adviser consider a variety of factors including the Underlying Fund Manager’s investment management philosophy, investment processes, performance, professional experience, disclosure practices regarding portfolio holdings and strategy implementation and risk control methodologies.  During this due diligence process, the Adviser and each Sub-Adviser develop an understanding of how these managers are likely to manage the Underlying Funds under varying market environments.  Ultimately, the Adviser and each Sub-Adviser will utilize their respective Allocated Assets to invest in Underlying Funds whose strategies, collectively, are expected to achieve attractive rates of returns commensurate with acceptable risk (as determined by the Adviser or Sub-Adviser, as applicable) during varying market environments.

The Adviser and each Sub-Adviser regularly monitor the Underlying Funds in which their Allocated Assets are invested and may increase, decrease or eliminate the Fund’s investment in an Underlying Fund for various reasons.  For example, the Adviser or Sub-Adviser may increase the percentage of its Allocated Assets invested in an Underlying Fund if: (1) the strategies utilized by that Underlying Fund are expected to perform well during current or forecasted market conditions; or (2) greater exposure to the strategies employed by the Underlying Fund is necessary to hedge against other investment risks to which the Allocated Assets are subject.  Conversely, the Adviser or a Sub-Adviser may decrease or eliminate the percentage of its Allocated Assets invested in an Underlying Fund if: (1) a new investment opportunity is identified; (2) the position in the Underlying Fund has become oversized and the Adviser or Sub-Adviser, as applicable, believes it should be reduced to decrease investment volatility; or (3) the Underlying Fund has not performed as expected.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Other Investment Strategies

Temporary Defensive Position.  From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions such as unusually large cash inflows to the Fund.  For example, the Fund may hold all or a portion of its assets in cash and cash equivalents.  As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Appendix D

PRINCIPAL RISKS

Investment in the Fund involves a significant degree of risk, and no guarantee or representation is or can be made that the Fund will achieve its investment objective.  Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below.
In considering an investment in the Fund, prospective investors should consult their independent financial, tax and legal advisors, and should be aware of the risk factors described below.

Conflict of Interest Risk

The investment activities of the Adviser, a Sub-Adviser, and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund.  For example, the Adviser and each Sub-Adviser manage other accounts with like investment strategies to that of the Fund but fees earned by the Adviser or Sub-Adviser could differ between the Fund and other accounts.  As a result, the Adviser or a Sub-Adviser could favor another account over the Fund in allocating investment opportunities that have limited supply or in the order in which it places orders to redeem identical investments.

Counterparty Risk

The Fund may incur a loss if the other party to an investment contact, such as a repurchase agreement, fails to fulfill the terms of the agreement/contract.  A counterparty may not be able to settle a transaction in accordance with its terms because of a credit or liquidity problem of the counterparty, thereby ultimately exposing the Fund to loss. In addition, in the case of a default by a counterparty could become subject to adverse market movements while it attempts to execute a substitute transaction.  This risk is accentuated in the case of contracts having longer maturities where events may intervene to prevent settlement or if the Fund concentrates its transactions with a single or small number of counter-parties.

Futures Risk

The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment.  Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of the Fund.  Because of low margin deposits normally required to participate in futures transactions, an extremely high level of leverage is typical.  As a result, a relatively small price movement in a U.S. Treasury futures contract may result in substantial losses to the Fund.  Rising interest rates may cause the value of U.S. Treasury futures to decline.

If the Fund invests in U.S. Treasury futures at inopportune times or the Adviser misjudges market conditions, the Fund’s investment in the U.S. Treasury futures may lower the Fund’s return or result in a loss to the Fund.  The Fund could also experience losses if the U.S. Treasury futures do not offset losses incurred by the Fund on its investment in the Underlying Funds or if the Fund is not able to timely liquidate its position in U.S. Treasury futures due to an illiquid secondary market.  Changes in the liquidity of U.S. Treasury futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the U.S. Treasury futures.  It is also possible that the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Hedging Risk

The employment of the Beta Strategy to hedge against losses in the Alpha Engine may not be successful and may offset gains.  It may not be possible for the Adviser to hedge against a change or event affecting one or more Underlying Funds at a price sufficient to protect the Fund from the decline in value of such Underlying Fund(s).  In addition, it may not be possible to hedge against certain changes or events that may result in a decline of the value of an Underlying Fund.  The success of hedging transactions is dependent on the Adviser’s ability to correctly predict market changes affecting the Alpha Engine.  Unanticipated changes in the markets or events being hedged or the non-occurrence of events being hedge against may result in a poorer performance by the Fund than in the absence of the implementation of the Beta Strategy.

Leverage Risk

Leverage created by borrowing or the Fund’s investment in U.S. Treasury futures can diminish the Fund’s performance, increase the volatility of the Fund’s net asset value and create a greater risk that Unitholders may suffer losses on their investment in the Fund.  Leverage may increase the Fund’s exposure to Market Risk and other risks by, in effect, increase assets available for investment.  The more leverage that is employed, the more likely a substantial change will occur, either up or down, in the value of the Fund’s portfolio and the instruments subject to leverage.  Borrowing to make investments will cause the Fund’s cost of capital to be higher. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so thus causing losses to the Fund.

Liquidity Risk

An investment in the Fund is highly illiquid. A Unitholder does not have the right to require the Fund to redeem or repurchase its Units.  Repurchases will be made at such time, in such amounts, and on such terms as may be determined by the Board, in its sole discretion.  Even if a Fund makes a repurchase offer, there is no guarantee that Unitholders will be able to redeem all of the Units they desire sell.  Generally, the maximum number of Units that will be repurchased by the Fund during any repurchase offer is not expected to have a value that exceeds 25% of the Fund’s aggregate NAV as of the repurchase date.  Also, if a repurchase offer is oversubscribed, the Fund will generally repurchase only a pro rat portion of the Units tendered by each Unitholder.  In order to fund a repurchase offer, the Fund may have to liquidate investments earlier than the Adviser and/or a Sub-Adviser desires and may result in liquidation costs (brokerage fees and/or redemption fees imposed by Underlying Funds) and/or losses on investments to the Fund.

Units are subject to substantial restrictions on transferability and may not be sold, assigned, transferred, conveyed or disposed without the consent of the Board.  Unitholders should not expect the Board to grant consents to transfer requests.

There is currently no market for the Units and it is not contemplated that one will develop.  Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its exposure to the Fund on any market downturn.  Also, Units may not be readily acceptable as collateral for a loan.

Loss of Investment Risk

An investment in the Fund is subject to loss, including the possible loss of the entire amount invested.  No guarantee or representation is made that the Fund’s investments will be successful, and investment results may vary substantially over time. Past results are not necessarily indicative of the Fund’s future performance.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Limited Operating History Risk

The Fund is a recently-formed entity that has limited operating history upon which investors can evaluate the Fund’s anticipated performance. Prior to the inception of the Fund, neither the Adviser nor a Sub-Adviser managed an investment company registered under the 1940 Act.  The 1940 Act and the IRC impose numerous investment constraints on the operations of registered investment companies and the Adviser and each Sub-Adviser’s inexperience in managing a portfolio of assets subject to such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, may limit the profitability of the Fund.

Market Risk

The success of the Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.  These factors may affect the volatility, value and liquidity of the Fund’s investments.  Unexpected volatility or illiquidity could impair the Fund’s ability to carry out its business, impair the Fund’s profitability or result in losses.

Money Market Risk

Changes in interest rates may reduce the value of a money market instrument.  The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates.  A decline in the value of the Fund’s investments in money market instruments may reduce its investment return and performance.

Multi-Manager Structure Risk

The success of the Fund’s strategy depends on, among other things, the Adviser’s ability to effectively allocate assets amongst itself and each Sub-Adviser and the Adviser’s and each Sub-Adviser’s ability to successfully invest Fund assets subject to their respective management.  If the Fund assets allocated to the Adviser and each Sub-Adviser do not effectively blend so as to create a lower volatility compared to the broader securities markets, the Fund may suffer losses.

The change in the percentage of Fund assets managed by the Adviser and each Sub-Adviser and/or a change in the percentage of Fund assets invested in an Underlying Fund may result in losses to the Fund if an Underlying Fund is prematurely liquidated or if redemption fees are assessed upon the Fund’s redemption of an interest in the Underlying Fund.

Non-Diversification Risk

The Fund is non-diversified and the Fund’s investment in the securities of a limited number of issuers exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers.

Regulatory Risk

Changes in government regulations may adversely affect the operations and value of the Fund and the entities in which it invests.  If there are changes in the laws or regulations, so as to result in the inability of the Fund to operate as set forth in this Prospectus, there may be a substantial effect on Unitholders. For example, to the extent that changes occur in the direct or indirect regulation of Underlying Funds, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Fund to pursue its investment objective or strategies which could force the Fund to change its operations.
Securities and commodity exchanges typically can suspend or limit trading in any instrument traded on those exchanges. A suspension could render it impossible for the Fund to timely liquidate positions thereby exposing the Fund, to substantial losses.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Underlying Fund Risk

Generally, the Underlying Funds will not be registered under the 1940 Act and, therefore, the Fund, as an investor, will not have the benefit of the protections afforded by the 1940 Act to investors of registered investment company like mutual funds.  The Fund’s investment in the Underlying Funds subjects Unitholders to the following investment risks and may result in a decline in the value of the Underlying Funds and, consequently, a reduction in the Fund’s investment return and performance:

•	Alternative Investment Strategies Risk. An Underlying Fund or Sub-Fund employs alternative investments strategies which may involve substantial the following risks:

Convertible Arbitrage Strategy Risk.  The success of a convertible arbitrage strategy is contingent upon an Underlying Fund Manager’s ability to identify and profit from perceived pricing discrepancies between a convertible security and the common stock into which it is convertible.  If perceived pricing discrepancies do not materialize or if an Underlying Fund Manager fails to correctly exploit pricing discrepancies, a loss may result.  Substantial losses may be recognized as a result of the implementing this strategy.  Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Distressed Securities Risk, Equity Securities Risk, Fixed Income Securities Risk, Foreign Investment Risk, Forward Contracts Risk, Futures Risk, Leverage Risk, Market Risk, Options Risk, Short Selling Risk and Swaps Risk.

Event-Driven Strategy Risk.  The success of an event-driven strategy is contingent upon an Underlying Fund Manager’s ability to timely identity potential corporate events as well as the impact that such events will have on a company.  If a predicted corporate event does not occur or does not have the impact predicted, a loss may occur.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Equity Securities Risk, Fixed Income Securities Risk, Foreign Investment Risk, Forward Contracts Risk, Leverage Risk, Market Risk, Options Risk, Regulatory Risk and Short Selling Risk.

Fixed Income Arbitrage Strategy Risk.  The success of a fixed income arbitrage strategy is contingent upon an Underlying Fund Manager’s ability to identify and profit from perceived pricing discrepancies amongst fixed income securities.  If perceived pricing discrepancies do not materialize or if an Underlying Fund Manager fails to correctly exploit pricing discrepancies, a loss may result.  Substantial losses may be recognized as a result of the implementation of this strategy.  Also, this strategy will be subject to the investment risks associated with the instruments utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Distressed Securities Risk, Fixed Income Securities Risk, Foreign Investment Risk, Forward Contracts Risk, Leverage Risk, Market Risk, Options Risk, Short Selling Risk and Swaps Risk.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Global Macro Strategy Risk.  The success of a global macro strategy is contingent upon the macro-economic views of an Underlying Fund Manager and the Underlying Fund Manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with highest probability of failure (short positions) based on such views.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Distressed Securities Risk, Fixed Income Securities Risk, Foreign Investment Risk, Forward Contracts Risk, Futures Risk, Leverage Risk, Market Risk, Options Risk, Short Selling Risk and Swaps Risk.

Hedged Equity Strategy Risk.  The success of a hedged equity strategy is contingent upon an Underlying Fund Manager’s ability to correctly determine the valuation of an issuer’s equity securities and the future price movements of such securities.  If an Underlying Fund Manager’s perception of an equity’s valuation or its future price is incorrect, a loss may result.  Substantial losses may be recognized as a result of the implementation of this strategy.  Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Equity Securities Risk, Foreign Invetsment Risk, Forward Contracts Risk, Leverage Risk, Market Risk, Options Risk and Short Selling Risk.

Managed Futures Strategy Risk.  The success of a managed futures strategy is generally contingent upon an Underlying Fund Manager’s ability to identify and exploit trends, including changes in price and other fluctuations, across multiple markets and asset classes through options and futures.  An Underlying Fund Manager may not be able to execute transactions in time to take advantage of identified trends.  Futures and options may not perform consistent with the trends identified by the Underlying Manager.  Forecasting of trends will not be profitable if there are no identifiable trends of the kind that an Underlying Fund Manager seeks to follow.  Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks utilized to implement the strategy including, but not limited to Currency Risk, Derivatives Risk, Equity Securities Risk, Fixed Income Risk, Foreign Invetsment Risk, Forward Contracts Risk, Market Risks, Leverage Risk and Options Risk.

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Concentration Risk.  Underlying Fund Managers trade independently of each other and the Fund may be exposed to the same investment through different Underlying Funds making its investments less diversified and subject to greater Market Risk and potentially greater market losses.  Conversely, some Underlying Fund Managers may implement offsetting positions which from the Fund’s perspective, would directly or indirectly result in transaction costs for the Fund without the possibility for profits.  An Underlying Fund that invests in a particular market sector shall be subject to the risks associated with that sector and may be more adversely effected by risks that if the Underlying Fund invested its assets across multiple market sectors.

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Convertible Securities Risk.  The value of convertible securities decline as interest rates increase and increase as interest rates decline.  An Underlying Fund or a Sub-Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities.  Convertible securities are typically issued by small capitalized companies whose stock prices may be volatile.  Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments.  In the event of a liquidation of the issuing company, holders of convertible securities would generally be paid only after holders of any senior debt obligations.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by an Underlying Fund or a Sub-Fund is called for redemption, the Underlying Fund or the Sub-Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party, which may decrease the Underlying Fund’s return.

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Counterparty Risk.  An Underlying Fund or a Sub-Fund may incur a loss if the other party to an investment contact, such as a repurchase agreement or derivatives contract, fails to fulfill the terms of the agreement/contract.  A counterparty may not be able to settle a transaction in accordance with its terms because of a credit or liquidity problem of the counterparty, thereby ultimately exposing an Underlying Fund or a Sub-Fund to loss.  This risk is accentuated in the case of contracts having longer maturities where events may intervene to prevent settlement or if an Underlying Fund or Sub-Fund concentrates its transactions with a single or small number of counterparties.

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Currency Risk.  The value of investments in foreign currencies, instruments denominated in foreign currencies or derivatives that provide exposure to foreign currencies, if unhedged, will fluctuate with as U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies. An increase in the value of the U.S. dollar compared to other currencies will reduce the effect of increases and magnify the effect of decreases in the value of foreign currencies and in the prices of instruments denominated in foreign currencies or that provide exposure to foreign currencies.  Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on non-U.S. dollar securities or derivatives.

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Derivatives Risk.  The use of derivatives such as forwards, futures, options and swap agreements can lead to losses, including those magnified by leverage, particularly when derivatives are used to enhance return rather than to offset risk.  The prices of derivative instruments can be highly volatile and a small investment in a derivative can have a large impact on the performance of an Underlying Fund as derivatives can result in losses in excess of the amount invested.

The use of derivatives by an Underlying Fund may be subject to various types of risks, including Counterparty Risk, Foreign Investment Risk (i.e., the inability of the Fund to recover assets held in custody by a foreign subcustodian in the event of the subcustodian’s bankruptcy), Leverage Risk and Market Risk.  The price of derivatives may also be influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies.  In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.

If an Underlying Fund or Sub-Fund invests in derivatives at inopportune times or an Underlying Fund Manager incorrectly judges market conditions, the derivative positions may lower the return or result in a loss. An Underlying Fund or Sub-Fund could also experience losses if derivatives are poorly correlated with other portfolio investments, or if an Underlying Fund or a Sub-Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

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Distressed Securities Risk.  An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged or troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructuring, bankruptcy reorganization or liquidation.  An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.  An Underlying Fund’s or a Sub-Fund’s investment in any instrument may be subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Underlying Fund or a Sub-Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Underlying Fund or the Sub-Fund experiencing greater risks and losses than it would if investing in higher rated instruments.

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Equity Securities Risk.  The value of equity securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments.  The equity securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility.  Consequently, it may be more difficult to buy or sell the equity securities of smaller companies at an acceptable price, especially during periods of market volatility.

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Emerging Markets Risk.  In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater.  There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs.

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Fee Layering/Incentive Compensation Risk.  In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Underlying Fund (which include the Underlying Fund’s pro rata shares of the expenses of any Sub-Fund in which it invests), including its allocable share of the management and incentive compensation paid to Underlying Fund Managers. This may result in three levels of fees and potentially greater expenses than would be associated with direct investments in pooled investment vehicles. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with similar types of investments.

Each manager of an Underlying Fund generally will be entitled to receive a management fee of between 0.50% and 1.25% and a performance-based allocation, expected to range up to 20% of the net profits, in some cases in excess of a hurdle rate (i.e., the minimum return necessary for an Underlying Fund’s manager to start collecting incentive fees). The performance-based allocation that will be received by an Underlying Fund’s manager may create an incentive for that manager to select Sub-Funds that pursue more risky and speculative strategies than would be the case in the absence of such allocation. In addition, because the performance-based allocation is calculated on a basis that includes realized and unrealized appreciation, the allocation may be greater than if it were based solely on realized gains.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

Each manager of an Underlying Fund may receive performance compensation based on its individual performance, irrespective of the Underlying Fund’s overall performance. Thus, the Fund may bear its allocable share of substantial incentive compensation paid to certain managers of Underlying Funds even during a period when the Fund overall is incurring significant losses.

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Fixed Income Securities Risk.  Changes in interest rates may reduce the value of fixed income securities.  The value of a fixed income security may decline if an issuer defaults or if its credit quality deteriorates.  The value of a fixed income security may also fluctuate as of a result of the market’s perception of the creditworthiness of the issuer as well as the liquidity of the fixed income market.

High yield fixed income securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

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Foreign Investment Risk.  Foreign investments may be subject to sovereign risk, nationalization risk, expropriation risk, confiscatory taxation and potential difficulties repatriating funds.  Foreign investments may also be adversely affected by changes in currency exchange rates, social political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions.  Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income.  Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes.  There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable.  There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S. For example, some foreign exchanges, in contrast to domestic exchanges, are “principals’ markets” in which performance is the responsibility only of the individual member with whom the trader has entered into a contract and not of an exchange or clearing corporation. In such a case, an Underlying Fund or a Sub-Fund is subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to such contracts.

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Forward Contract Risk.  The investment in forward contracts includes a number of risks including: (1) forward contract markets are generally not regulated; (2) there are generally no limitations on forward transactions although an Underlying Fund, a Sub-Fund or their counterparties may limit the size and duration of positions for credit risk reasons; (3) participants in the forward markets are not required to make continuous markets for such contracts; and (4) forward contract markets are “principals’ markets” in which performance is the responsibility of the counterparty and not an exchange or clearing house.  Consequently, a counterparty may refuse to perform on a forward contract.  Forward contracts are also not guaranteed by an exchange or clearing house and therefore a non-settlement or default on a contract would deprive an Underlying Fund or Sub-Fund of unrealized profits or force it to cover its commitment to purchase and resell, if any, at the current market price.

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Futures Risk.  The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment.  Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of the Fund.  Because of low margin deposits normally required to participate in futures transactions, an extremely high level of leverage is typical.  As a result, a relatively small price movement in a futures contract may result in substantial losses to an Underlying Fund or a Sub-Fund.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

If an Underlying Fund or a Sub-Fund invests in futures at inopportune times or an Underlying Fund Manager misjudges market conditions, the Underlying Fund or Sub-Fund’s investment in the futures may lower the Underlying Fund’s or Sub-Fund’s return and result in a loss to the Underlying Fund or Sub-Fund.  An Underlying Fund or a Sub-Fund could also experience losses if the futures do not offset losses incurred by the Underlying Fund or Sub-Fund on other portfolio investments or if the Underlying Fund or Sub-Fund is not able to timely liquidate its position in the futures due to an illiquid secondary market.  Changes in the liquidity of futures (i.e. due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of the futures.   It is also possible that the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only.

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Hedging Risk.  Strategies utilized to hedge against losses may not be successful and may offset gains.  It may not be possible for an Underlying Fund Manager to hedge against a change or event at a price sufficient to protect the Underlying Fund’s or Sub-Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change.  In addition, it may not be possible to hedge against certain changes or events at all.  The success of hedging transactions is dependent on an Underlying Fund Manager’s ability to correctly predict market changes being hedge against (i.e. currency/interest rate fluctuations) in relation to fluctuations in the value of the investments maintained by an Underlying Fund or Sub-Fund.  Unanticipated changes in the markets or events being hedged or the non-occurrence of events being hedge against may result in a poorer performance by the Underlying Fund or Sub-Fund than in the absence of the implementation of a hedging strategy.

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Initial Public Offerings Risk.  Investments pursuant in an initial public offering may not be able to be disposed promptly and at the price at which they are valued.  Other risks include lack of trading history, lack of investor knowledge of the issuer and limited operating history.  These factors may contribute to substantial price volatility for these investments.  The limited number of securities available for trading in some initial public offerings may make it more difficult for an Underlying Fund or Sub-Fund to buy or sell significant positions without an unfavorable effect on prevailing market prices.  In addition, some companies participating in an initial public offering are involved in relatively new industries or lines of business, which may not be widely understood by investors.  Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

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Investment Risk. Neither the Adviser nor a Sub-Adviser will have control of, or have the ability to exercise influence over, the trading policies or strategies of an Underlying Fund in which it invests Fund assets.  An Underlying Fund or Sub-Fund may fail to pursue its investment objective and strategies.  There is no assurance that an Underlying Fund Manager’s trading strategies will produce profitable results and the past performance of an Underlying Fund Manager is not indicative of future performance results.  An Underlying Fund Manager’s strategies may change and may not use the same trading method in the future that was used to compile performance histories.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

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Leverage Risk. Leverage created by borrowing or by an Underlying Fund’s or Sub-Fund’s investment in derivatives can diminish the Underlying Fund’s or Sub-Fund’s performance, increase the volatility of the Underlying Fund’s or Sub-Fund’s net asset value and create a greater risk of loss for investors.  Leverage may increase an Underlying Fund or Sub-Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.  The more leverage that is employed, the more likely a substantial change will occur, either up or down, in the value of an Underlying Fund’s or Sub-Fund’s portfolio and the instruments subject to leverage.  Borrowing to make investments will cause an Underlying Fund’s or a Sub-Fund’s cost of capital to be higher.  The use of leverage may cause an Underlying Fund or Sub-Fund to liquidate portfolio positions when it may not be advantageous to do so thus causing losses to the Underlying Fund or Sub-Fund.  An Underlying Fund or a Sub-Fund that acquires extremely large positions in an effort to meet their rate of return objectives may incur significant losses in the event that market disruptions destroy the hedged nature of such positions.

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Limited Voting Rights Risk.  If the Fund purchases non-voting securities of an Underlying Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Underlying Fund.

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Liquidity Risk.  The Fund’s interests in Underlying Funds are illiquid and subject to substantial restrictions on transfer. The Fund’s ability to liquidate an interest and withdraw from these Underlying Funds will likely be limited, and certain Underlying Funds may impose lock-up periods, and or gates during which time no redemptions or withdrawals may be made, or assess fees for withdrawals.

An Underlying Fund and a Sub-Fund may invest a portion of the value of their total assets in restricted securities (i.e., securities that may not be sold to the public without an effective registration statements under the 1933 Act) and other investments that are illiquid and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities.  When registration is required to sell a security, an Underlying Fund or a Sub-Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time such Underlying Fund or Sub-Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, such Underlying Fund or Sub-Fund might obtain a less favorable price than the price that prevailed when such Underlying Fund or Sub-Fund decided to sell.

Underlying Funds may permit or require that redemptions of interests be made in-kind. Upon its withdrawal of all or a portion of its interest in Underlying Funds, the Fund may receive securities that are illiquid or difficult to value.

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Money Market Risk.  Changes in interest rates may reduce the value of money market securities or reduce an Underlying Fund’s or Sub-Fund’s returns.  The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates.

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Mortgage-Backed Securities Risk.  Mortgage-backed securities may decline in value when defaults occur on the underlying mortgages and may exhibit additional volatility in periods of changing interest rates.  When interest rates decline, the prepayment of mortgages increase and may require the Underlying Fund or Sub-Fund to reinvest assets at lower interest rates, resulting in lower returns.  Principal payments on mortgage-backed securities may also be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect an Underlying Fund or a Sub-Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that an Underlying Fund or a Sub-Fund may have entered into for these investments, resulting in a loss. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

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Operational Risk.  An Underlying Fund or Sub-Fund may not be required to or may not custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold fund assets.  An Underlying Fund Manager may also engage in other misconduct such as issuing false information about an Underlying Fund or Sub-Fund and the Adviser or a Sub-Adviser will not be able to protect assets they respectively invest on behalf of the Fund from fraud initiated by an Underlying Fund or Sub-Fund.  Certain Underlying Funds and Sub-Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies.  Certain Underlying Funds and Sub-Funds are associated with start-up operational risks such as limited operating histories and management with limited business management experience.

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Options Risk. The buyer of a call option risks losing the entire premium paid to purchase the call option.  The seller (writer) of a call option which is covered (i.e., the writer also holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity to gain on the underlying security above the exercise price of the option.  The seller of an uncovered call option assumes the risk of a theoretical unlimited increase in the market price of the underlying security above the exercise price of the option.  The securities required to satisfy the exercise of the call option may be unavailable for purchase except at higher prices higher than the exercise price. Purchasing securities to satisfy the exercise of the call option can cause the price of the securities rise further, sometimes significantly, increase the loss.

The buyer of a put option assumes the risk of losing the entire premium paid to purchase the put option.  The seller (writer) of a put option which is covered (i.e, the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price of the short position in the underlying security plus the premium received and gives up the opportunity for gain on the underlying security if its price falls below the exercise price of the put option.  If the put option is covered by segregated cash or liquidate assets or is uncovered, the seller subject to the risk that the market price of the underlying security declines below the exercise price of the put option.

Since the value of an index fluctuates pursuant to changes in the market values of the securities comprising the index, the success of the purchase and/or sale of options in an index will also be subject to an Investment Fund Manager’s ability to correctly predict movements in the applicable markets and industries affecting the index subject to the option contract.

A liquid market may not exist to close out an option position.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

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Regulatory Risk.  Changes in government regulations may adversely affect the operations and value of an Underlying Fund and the entities in which it invests.  For example, to the extent that changes occur in the direct or indirect regulation of the Underlying Funds or the Sub-Funds, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Underlying Funds and the Sub-Funds to pursue their investment objective or strategies which could force the Underlying Funds and the Sub-Funds to change its operations.  Securities and commodity exchanges typically can suspend or limit trading in any instrument traded on those exchanges. A suspension could render it impossible for the Underlying Funds or the Sub-Funds to timely liquidate portfolio positions.

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Short Selling Risk.  The sale of a borrowed security, if uncovered, may result in a loss if the price of the borrowed security increases after the sale.  Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities.  Losses on short sales are theoretically unlimited.

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Swap Agreements Risk.  The value of swap agreements fluctuate in response to, among other things, interest rate movements, currency fluctuations, market values and the potential for a credit event of an issuer.  There is no assurance that an Underlying Fund Manager will accurately forecast the effect of these fluctuations on the value of swap agreements held in an Underlying Fund’s or Sub-Fund’s portfolio.  Participation in a swap agreement also involves counter-party risk and payments owed to an Underlying Fund or a Sub-Fund may be delayed or not made consistent with the terms of the swap agreement. If a counter-party to a swap agreement defaults, an Underlying Fund’s or a Sub-Fund’s only recourse is to pursue contractual remedies against the counterparty which may be unsuccessful.

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Transparency Risk.  Underlying Funds and Sub-Fund’s typically provide limited portfolio information.  An Underlying Fund or a Sub-Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors.  Consequently, the Fund and an Underlying Fund may not be in a position to timely liquidate its investments in an Underlying Fund or a Sub-Fund.  Also, there can be no assurance that a modification to an Underlying Fund’s or a Sub-Fund’s investment strategy will be successful.

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Turnover Risk.  The turnover rate with an Underlying Fund or a Sub-Fund may be significant, potentially involving substantial brokerage commissions and fees.  The Fund bears its allocable share of the costs and expenses of the Underlying Funds.

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Valuation Risk.  In calculating the Fund’s NAV, the Fund’s Valuation Procedures require the Fund’s Valuation Committee to fair value all of the Underlying Funds.  In fair valuing an Underlying Fund, the Valuation Committee may rely, among other things, on the Underlying Fund’s valuation of the Fund’s investment in that Underlying Fund.  The Private Funds of Funds in which the Fund may invest, in turn, rely on the Sub-Fund’s valuation of the Underlying Fund’s investment in that Sub-Fund.  Should an Underlying Fund’s valuation be overstated, the Fund may repurchase Units at an overstated NAV thus subject the Fund and remaining Unitholders to losses.  Also, an overstated NAV due to a valuation error by an Underlying Fund may cause an investor to pay more for Units than it should have (See, “Net Asset Valuation”).  Because the valuations provided by the Underlying Funds are unaudited (except for those provided for the Underlying Fund’s fiscal year end) the Fund will not be able to independently confirm the accuracy of the valuations provided by the Underlying Funds.

Ms. Catherine C. Gordon, Esq.
January 27, 2014

The above discussion covers certain risks associated with an investment in the Fund, but is not, nor is it intended to be, a complete enumeration or explanation of all risks involved in an investment in the Fund.  Prospective Unitholders should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund.  An investment in the Fund should only be made by Unitholders who understand the nature of the investment, do not require more than limited liquidity in the investment and can bear the financial risks of the investment including loss of principal. In addition, since the Fund’s investment program will evolve over time, an investment in the Fund will likely be subject to risk factors not described in this Prospectus. The Fund, however, will supplement this Prospectus from time to time to disclose any material changes in the information provided herei